Michael A. Schwartz
212 728 8267 mschwartz@willkie.com

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000
Fax: 212 728 8111
June 15, 2010
VIA EDGAR AND FED EX
Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628
Re:	The Gabelli Global Multimedia Trust Inc. Definitive Additional Materials filed on Schedule 14A Filed June 9, 2010 File No. 811-08476

Definitive Proxy Statement filed on Schedule 14A Filed May 14, 2010 File No. 811-089476
Dear Mr. Panos:
          On behalf of The Gabelli Global Multimedia Trust Inc. (the “Company”), we enclose the following responses of the Company to your letter of June 10, 2010 containing the Staff’s comments regarding the above-referenced filings. For your convenience, the full text of each of the Staff’s comments is set forth below in bold type, and the Company’s response to each comment directly follows the applicable text. Defined terms used in this letter without definition have the meanings ascribed to them in the Company’s definitive proxy statement referenced above (the “Proxy Statement”).
          Contemporaneously with the filing of this letter, the Company is filing revised definitive proxy materials modifying the fourth paragraph on page 1 of the Proxy Statement as described in response to Comment #2 below and certain other paragraphs of the Proxy Statement.
New York     Washington     Paris     London     Milan     Rome     Frankfurt     Brussels

Nicholas P. Panos, Esq.
Senior Special Counsel
Securities and Exchange Commission
June 15, 2010

Definitive Additional Materials filed June 9, 2010
1.	The press release dated June 8, 2010 and included as part of the definitive additional materials was filed on June 9, 2010. Please advise us why this filing was not made on June 8, 2010 as is required by Exchange Act Rule 14a-6(b).

After adjournment of the Meeting on June 8, the Company was advised by counsel that certain of the slides included in the business presentation made at the outset of the Meeting could be deemed to be a “solicitation” and that the presentation slides should be filed as additional soliciting material. That afternoon, the Company issued the June 8 press release, and Company counsel prepared a filing under cover of Schedule 14A that included both the presentation slides and the press release. Because of the complexity of the filing, the Edgarization of the slide presentation by an outside financial printer took longer than expected, and the Company was not able to file on June 8 as required by Rule 14a-6(b).

The Company will endeavor to make future filings of solicitation materials on a timely basis.

2.	The press release indicates that the Company “has adjourned its Annual Meeting...” Please advise us of the legal authority upon which the Company relied to adjourn the meeting. In preparing your response, please specifically address whether the Company relied upon the proxy authority conveyed by votes supporting the third proposal in the Company’s definitive proxy statement as a source of authority to defer the meeting to a later date.

The Meeting was adjourned by the Chairman of the Meeting in his capacity as such, without any vote of security holders and without reliance on the proxy authority conveyed by votes supporting the third proposal in the Proxy Statement. Adjournments of meetings of shareholders are expressly permitted by Maryland statute and the Company’s bylaws. In connection with preparing this response, the Company has consulted with Maryland counsel. The Company has been advised of such counsel’s view that the chairman of a meeting of shareholders of a Maryland corporation has the inherent authority to adjourn a meeting without requiring the taking of a vote by security holders.

On June 11, 2010, the Company issued a press release that clarified the June 8 press release. Among other things, the June 11 press release explicitly stated that “the Meeting was adjourned by Mario J. Gabelli, Chairman of the Board of the [Company], acting in the capacity as Chairman of the Meeting ...”

On a related point, the Company has determined to revise the Proxy Statement by filing revised definitive materials, which filing is being made contemporaneously with the filing of this letter. Specifically, the Company is amending the fourth paragraph on page 1 of the Proxy Statement to reflect the fact that the Meeting may be adjourned by the chairman of the meeting and

Nicholas P. Panos, Esq.
Senior Special Counsel
Securities and Exchange Commission
June 15, 2010

thereby to qualify a statement in that paragraph to the effect that an adjournment requires a vote of the shareholders present at the Meeting.

In addition, the revised definitive materials correct the vote required for approval of the precatory shareholder proposal included in the Proxy Statement. While the Proxy Statement accurately reflects the required vote as provided in the Company’s bylaws (a majority of the shares present at the Meeting), we are advised by Maryland counsel that the bylaws conflict with the Maryland statute (requiring a majority of the votes cast) and that the bylaw provision is ineffective because any vote requirement contrary to the statutory provision must be included in the charter and the Company’s charter contains no such contrary provision.

3.	The press release states that “without those [Lazard Asset Management] shares, a quorum was not present and the Meeting was adjourned.” This statement implies that a meeting had commenced that required subsequent action on behalf of the Company to adjourn. Please advise how the meeting could have been deemed to have been duly convened and thus subject to adjournment if a quorum was not present.

The Company has been advised by Maryland counsel of its view that an “adjournment” of a meeting of shareholders is the continuation or resumption of the meeting at another time and that a meeting can be adjourned before or after the establishment of a quorum. On June 8, the Meeting was adjourned by the Chairman of the Meeting, as described in response to Comment #2 above, prior to the time a quorum was established.

The June 8 press release may imply that it was determined at the June 8 Meeting that a quorum was not present, an implication that is not accurate. While trying to ascertain whether a quorum was present, the Chairman of the Meeting raised the question whether one of the Company’s large shareholders could be counted for purposes of a quorum. This question was not resolved, however, and the Chairman adjourned the Meeting in the hope that the question could be resolved either as a matter of law or by the shareholder’s mooting the issue by making a Schedule 13D filing. To address the implication in the June 8 press release that a determination was made as to the presence of a quorum at the Meeting, the Company issued its June 11 press release, which makes clear that the Meeting was adjourned prior to the determination whether a quorum was present and which further states that the presence of a quorum will be determined at the continuation of the Meeting on June 23, 2010 by the independent inspector of election.

4.	Please advise us of exactly what resources were consulted in making the calculation regarding whether holders of a majority of all the votes entitled to be cast at the meeting were present, in person or by proxy, for purposes of determining the quorum. Please specify in your response whether or not the resources consulted included an examination of the actual voting selections made by security holders. In addition, please advise us of the name of the person or persons who made the determination on behalf of the Company of whether or not a quorum was reached. In providing your response, please explain to us

Nicholas P. Panos, Esq.
Senior Special Counsel
Securities and Exchange Commission
June 15, 2010

whether the Company was first advised by a third party that a quorum was present before the Company independently concluded that a quorum had not been reached.

In connection with the Meeting, the Company retained IVS Associates, Inc. (“IVS”), a leading firm in providing independent tabulation and vote certification services to public companies, to serve as the independent inspector of election. IVS was represented at the Meeting by Michael Barbera. Initially, the IVS representative responded to the question whether there was a quorum by stating that, based on what he had been told by the advisors (which the Company understands to be a reference to the respective proxy solicitors of the Company and Western Investment LLC (“Western”)) and knowing that Lazard Asset Management (“Lazard”) was present at the Meeting, it appeared that a quorum was present. Mr. Gabelli then asked the IVS representative whether there would be a quorum present at the Meeting if Lazard, represented in person at the Meeting, were not to be included in the calculation. The IVS representative responded that he was not in a position to make that determination and that he was not sure because he hadn’t tabulated the votes. At this point, before any determination was made at the Meeting as to the presence or absence of a quorum, Mr. Gabelli, as Chairman of the Meeting, adjourned the Meeting. The Company does not believe that the IVS representative considered the actual voting selections made by security holders in either of its responses as to whether a quorum was present.

5.	The press release indicates that “one of the Fund’s largest beneficial owners of shares...was not voting as the Board recommended on several proposals [and should] more appropriately file with the SEC a Schedule 13D...” Please explain to us the legal basis upon which the Company concluded that the beneficial owner’s continued reporting on Schedule 13G was inappropriate. In providing your response, please advise us of the extent to which the Company considered the Commission guidance enunciated in Exchange Act Release 39538 (January 12, 1998) regarding Schedule 13G eligibility. In addition, specifically address for us, with a view toward revised disclosure, whether the Company was aware during the meeting and at the time the press was issued that the Commission has explained in this release that “voting in favor of an insurgent...without more, would not cause the loss of Schedule 13G eligibility, regardless of the subject matter.

No determination was made by the Company at the Meeting that Lazard’s continued reporting on Schedule 13G was inappropriate. Rather, the Chairman of the Meeting questioned whether Lazard’s continued Schedule 13G filing status was appropriate, and subsequently decided to adjourn the Meeting so that the matter could be resolved and, if necessary, Lazard could file a Schedule 13D and thereby eliminate any concern that Lazard’s presence or voting at the Meeting would taint the results of the Meeting. In this regard, the Chairman of the Meeting was aware that the size of Lazard’s stake in the Company would likely make its presence and voting at the Meeting outcome determinative as to the presence of a quorum and voting results at the Meeting, thus underscoring the importance of resolving this issue.

Nicholas P. Panos, Esq.
Senior Special Counsel
Securities and Exchange Commission
June 15, 2010

The Company was aware of the Commission’s policy contained in the release cited and quoted by the Staff prior to and during the Meeting. The Company did not at that time make, nor at any time following the Meeting has it made, any legal determination as to the appropriateness of Lazard’s filing on Schedule 13G. Lazard, rather than the Company, was in possession of the facts with which to make that determination. However, the Company did have a concern, based on Lazard’s encouragement of the Company to destagger its board and to take actions, including tender offers and market repurchases of shares — all agendas that were also expressly pushed by Western — that Lazard might not be eligible to continue filing beneficial ownership reports on Schedule 13G. Mr. Gabelli, in his capacity as Chairman of the Meeting, did not, however, act on this possibility and make any determination as to the propriety of Lazard’s filings or as to the presence of a quorum.

Prior to adjourning the Meeting, Mr. Gabelli made clear to the Lazard representative in attendance at the Meeting both the Company’s concerns and its expectation that Lazard would internally review the facts and circumstances relating to its beneficial ownership of the Company’s shares and its communications, if any, with Western and other members its group. Following the adjourned Meeting, Mr. Gabelli had a conversation with a senior compliance officer at Lazard, who indicated that he believed that Lazard’s Schedule 13G filing status was appropriate but that he would review the matter. Several days later, after reviewing the circumstances relating to Lazard’s beneficial ownership, the Lazard compliance officer conveyed to Mr. Gabelli that Lazard had concluded that its filing on Schedule 13G is appropriate.

As indicated in the Comment, the Company’s June 8 press release referred to a large shareholder (i.e., Lazard) “who was not voting as the Board recommended on several proposals.” This language referencing how Lazard was voting was not included in order to indicate why the Meeting was adjourned, but rather was included as a result of a concern that failing to acknowledge that fact might be misconstrued as a significant omission. The Company believes that the omission of that fact would not have been material and understands that its inclusion, together with other language that was suggestive that a determination had been reached that no quorum was present, may have left the impression that the manner in which Lazard intended to vote at the Meeting was the reason for the adjournment. In the Company’s June 11 press release that covers the same ground as the June 8 release, the Company clarified that no determination as to a quorum was made and omitted any reference to the way Lazard intended to vote.

6.	The press release states, “Mario J. Gabelli, Chairman of the Board of the Fund, then announced that the Meeting would be adjourned...” and further indicates “Mr. Gabelli then stated that without those shares, a quorum was not present...” These statements imply that Mr. Gabelli made a determination to adjourn the meeting on behalf of the Company. Advise us why adjournment of the meeting under the circumstances described in the press release was consistent with the Mr. Gabelli’s fiduciary duty obligations.

Nicholas P. Panos, Esq.
Senior Special Counsel
Securities and Exchange Commission
June 15, 2010

Refer to Section 36(a) of the Investment Company Act of 1940 and Investment Company Act Release No. 7659 (February 6, 1973) (explaining that management must determine if an adjournment is reasonable and in the interest of shareholders when aware of a shareholder’s disagreement with or disinterest in a proposal).

As indicated in response to Comment #3, the June 8 press release was in need of clarification insofar as it may have implied that Mr. Gabelli made a determination that a quorum was not present at the Meeting. The Company’s June 11 press release corrects this by clarifying that no determination as to the presence of a quorum was made but that questions as to the presence of a quorum were raised and the Meeting was adjourned before those questions were answered. The June 11 release further indicates that the determination as to the presence of a quorum will be made by the independent inspector of election at the continuation of the Meeting.

The Company believes that the adjournment of the Meeting was consistent with Mr. Gabelli’s fiduciary duties because it allowed for a reasonable period of time to resolve a question that Mr. Gabelli believed to bear on whether a quorum was present. The Meeting was promptly adjourned after the independent inspector of election, in response to the question whether a quorum would be present without Lazard, indicated that he was not then able to make that determination. No voting had commenced because the Meeting had not progressed to the point where business had been or could have been presented for shareholder action, and the delay of the Meeting did not prejudice any shareholder since all votes by proxy or ballot up to that point were preserved and in the hands of IVS and since the adjournment did not affect the right of any shareholder to vote. Had the Meeting continued through the closing of the polls and the completion of all business to be conducted, the Company might have had to incur the expense of calling and holding another meeting of shareholders (including preparing a new proxy statement and mailing it to a new set of record holders) in the event it had subsequently been determined that no quorum was present at the Meeting or that a vote at the Meeting was improper. If, for example, Lazard’s compliance department were to have determined subsequent to the Meeting that circumstances had required Lazard to file a Schedule 13D, it is possible that either the holding of the Meeting or one or more of the voting results of the Meeting could have been subject to challenge either on a legal or equitable basis.

Nicholas P. Panos, Esq.
Senior Special Counsel
Securities and Exchange Commission
June 15, 2010

Definitive Proxy Statement filed on May 14, 2010
7.	The disclosure indicates that “[i]f the enclosed proxy is properly executed and returned in time to be voted at the Meeting, the Shares...represented thereby will be voted...” Please confirm for us, as has been represented during telephone conversations in which you have participated on June 8 and June 10, 2010, that the “polls did not open” and that no matters requiring security holder approval were put to a vote at the meeting.

The Company confirms that at the Meeting on June 8, 2010, the polls were not open for voting and that no matters requiring security holder approval were put to a vote. This confirmation is reflected in the Company’s June 11, 2010 press release as well.

8.	The proxy statement indicates “[a] quorum of shareholders is constituted by the presence in person or by proxy of the holders of a majority of the outstanding shares of the Fund entitled to vote at the Meeting.” Explain to us, with a view toward revised disclosure, how the Company makes determinations regarding whether shares are “entitled to vote.” For example, advise us whether “entitled to vote” is a legal standard interpreted by the Company in its sole discretion at each meeting or if this legal standard is determined based on objective criteria such as the voting rights conveyed to the voting class of securities under the Company’s charter or other governing document.

The Company has been advised by Maryland counsel of its view that the determination of shares “entitled to vote” is a determination made based on the voting rights conveyed to the voting class of securities under the Company’s charter, bylaws and the Maryland General Corporation Law (“MGCL”). Under the Company’s bylaws, that determination is to be made by the inspector of election, who may be appointed by the board of directors of the Company or, if not appointed by the board, who may be appointed by the chairman of the meeting. Determinations by the inspector of elections can be challenged in the courts and are subject to judicial review.

The Company believes that its disclosure in its definitive proxy statement is accurate on this point. On page 2 of the proxy statement, the Company states: “The holders of the Common Stock and Preferred Stock are each entitled to one vote for each full share held.”

9.	Please advise us, with a view toward revised disclosure, of the source of legal authority upon which the Company may rely, if any, to make determinations as to whether or not a security holder owns shares “entitled to vote” at a meeting in which security holders in the same class held by that security holder have been solicited. Please ensure that your response addresses what the relevant Company registration statement described, as well as what the Company charter or other governing document may specify, to be the voting rights attendant to the class of securities held by Lazard Asset Management, LLC. Please annotate your response with citations to the SEC filings that contain this information.

Nicholas P. Panos, Esq.
Senior Special Counsel
Securities and Exchange Commission
June 15, 2010

Maryland law generally provides that each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of shareholders, unless the Company’s charter provides otherwise. The Company has been advised by Maryland counsel of its view that the determination of shares “entitled to vote” is a determination made based on the voting rights conveyed to the voting class of securities under the Company’s charter, bylaws and the MGCL. As indicated above, the Proxy Statement states: “The holders of the Common Stock and Preferred Stock are each entitled to one vote for each full share held.” This disclosure is consistent with the Company’s charter, bylaws and registration statement and with the MGCL.

The charter documents and bylaws were filed as follows: Articles of Incorporation filed as Exhibit (a) to the Company’s registration statement filed on Form N-2 on June 20, 1995 (SEC Accession No. 0000899140-95-000104); Articles Supplementary for the 7.92% Cumulative Preferred Stock filed as Exhibit (a)(2) to the Company’s registration statement filed on Form N-2 on May 23, 1997 (SEC Accession No. 0000950123-97-004638); Articles Supplementary for the 6.00% Series B Cumulative Preferred Stock filed as Exhibit (a)(3) to the Company’s registration statement filed on Form N-2/A on March 21, 2003 (SEC Accession No. 0000950172-03-000917); Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock filed as Exhibit (a)(4) to the Company’s registration statement filed on Form N-2/A on March 21, 2003 (SEC Accession No. 0000950172-03-000917); Amendment No. 1 to Amended and Restated By-Laws, dated January 15, 2010, filed as Exhibit 3.1 to Form 8-K (SEC Accession No. 0000950123-10-004557); and Amended and Restated By-Laws, dated February 22, 1995, filed as Exhibit (b) to the Company’s registration statement filed on Form N-2/A on August 7, 1995 (SEC Accession No. 0000930413-95-000025). The most current registration statement for common stock was filed on Form N-2/A on June 8, 2000 (SEC Accession No. 0000899140-00-000263) (incorporating by reference Parts A and B of the Company’s registration statement filed on Form N-2/A on June 2, 2000 (SEC Accession No. 0000950123-00-005553)).

10.	We note that Mario J. Gabelli, you and Bruce N. Alpert were identified as proxy holders on the Company’s proxy card. The proxy card indicates that the authority conveyed by security holders to the proxy holders has been limited to voting on proposals or other such business properly brought before the meeting. To the extent the aforementioned proxy holders were authorized to vote by security holders, but did not exercise this authority, the proxy holders needed to rely upon “reasonable specified conditions.” Refer Rule 14a-4(e) of Regulation 14A. Please direct our attention to any disclosure in the definitive proxy statement that was intended to serve as a “reasonable specified condition” or advise us of the legal basis upon which company concluded that the proxy holders’ decision to not vote the shares would not contravene Rule 14a-4(e).

The proxy holders named in the Company’s proxy card were not presented with any matter on which security holders of the Company were asked to vote. As indicated above, the Meeting

Nicholas P. Panos, Esq.
Senior Special Counsel
Securities and Exchange Commission
June 15, 2010

was adjourned by the Chairman of the Meeting prior to the establishment of a quorum, prior to the conduct of any business requiring a vote and prior to the opening of the polls. As a result, there was no point at which the proxy holders named in the Company’s proxy card refrained from exercising the voting authority conferred by the proxies solicited by the Company for the Meeting.
* * * * *
Please contact me if we can provide any additional information or clarification with respect to this revised submission.

Very truly yours,
/s/ Michael A. Schwartz
Michael A. Schwartz

cc:	Peter D. Goldstein, Esq.
The Gabelli Funds